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                               January 26, 2023

       Stephen Lam
       Chief Executive Officer
       mF International Limited
       Unit 1801, Fortis Tower, 77-79 Gloucester Road,
       Wan Chai, Hong Kong

                                                        Re: mF International
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
30, 2022
                                                            CIK No. 0001940941

       Dear Stephen Lam:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted December 30, 2022

       Cover Page

   1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of the operating subsidiaries. For example, disclose that the holding company does not
conduct operations. Disclose clearly the entity (including the domicile)
                                                        in which investors are
purchasing an interest.
 Stephen Lam
FirstName  LastNameStephen   Lam
mF International Limited
Comapany
January 26,NamemF
            2023    International Limited
January
Page 2 26, 2023 Page 2
FirstName LastName
2. Your disclosure that as a controlled company you may follow certain exemptions from certain corporate governance requirements is inconsistent with disclosure elsewhere in the filing where you state that you do not intend to follow these exemptions. Please advise or revise.
Prospectus Summary, page 1

3. Please quantify the percentage of your revenues that are derived from mainland China and
         Hong Kong for the periods presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

4. Please include a discussion of trend information in accordance with guidance in Item 5D of Form 20-F.
5.       We note your disclosure that as of the date of this prospectus,
m-FINANCE   s trading
         platform is handling a monthly average transaction value of over US$100 billion. Please tell us whether the company views the monthly average transaction value to be a key performance metric. Also, tell us whether the company uses any other metrics to measure performance and, if so, please revise to include a quantified discussion of such measures and discuss any significant fluctuations. Refer to Item 303 of Regulation S-K and Section
         III.B.1 of SEC Release No. 33-8350.
Results of Operations Comparison of six months ended June 30, 2021 and 2022, page 35

6. We note you attribute increases in subscriptions, hosting, support and maintenance services, and liquidity services due to increases in customers and increases in demand.
         You also attribute the decrease in initial set up, installation and customization services due to decrease in demand. Please revise to explain the underlying reasons for the increase and/or decrease in customers and/or demand. We refer to guidance in
Item 5 of Form 20-
         F.
Comparison of year ended December 31, 2020 with year ended December 31, 2021, page 40

7. On page 41 you state that you had a "one-off payment of HK$2,650,000 to a customer in relation to a project for which an agreement could not be reached with the customer for the final software specifications." Tell us your accounting for that particular transaction and why your payment would result in a reduction of revenue. Also, explain what you mean by software specifications. We note you sell software as a service.

Liquidity and Capital Resources, page 44

8. We note your discussion of cash flows repeats line items in the statement of cash flows, but does not provide investors with insight as to underlying reasons for the change. Please revise and expand your disclosure in accordance with guidance in Item 5 of Form 20-F.
 Stephen Lam
mF International Limited
January 26, 2023
Page 3
Critical Accounting Policies and Management Estimates, page 48

9. Please revise your critical accounting policies and management estimates to supplement, not duplicate, the description of accounting policies in the notes to the financial statements in accordance with guidance in Item 5E of Form 20-F.
Revenue recognition, page 50

10. Since you sell software as a service and an end user of the software does not take possession of the software, it is not clear to us what services are provided for initial set up, installation and customization services. Please explain.
Business
Clients, page 60

11. Please disclose the number of clients for each period presented. Revise your disclosure, as appropriate, to provide the material terms of your agreements with key clients upon which you are dependent, including whether you have written agreements with these parties.
         Refer to Item 4.B.6 of Form 20-F.
2022 Equity Incentive Plan, page 78

12. We note you intend to adopt a 2022 Stock Option Plan. Please provide us a breakdown, in chronological order, of the details of all stock-based compensation awards granted during
         2022 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.
Taxation, page 90

13. Please revise to state that the disclosure in the tax section of the prospectus is the opinion of the counsel with respect to British Virgin Islands tax matters. For guidance, refer to
         Section III.B.2 of Staff Legal Bulletin No. 19.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Investment at fair value, page F-9
FirstName LastNameStephen Lam
14. Please clarify your disclosure to state what is included in "Investment at fair value." It is
Comapany   NamemF
       unclear what youInternational Limited foreign exchange investments. Tell us the mean by short-term
Januaryaccounting  literature
        26, 2023 Page    3    used to account for these transactions.
FirstName LastName
 Stephen Lam
FirstName  LastNameStephen   Lam
mF International Limited
Comapany
January 26,NamemF
            2023    International Limited
January
Page 4 26, 2023 Page 4
FirstName LastName
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Ying Li